

Mail Stop 7010

March 6, 2006

By U.S. Mail and Facsimile

Mr. Frank E. Williams III
President and Chief Financial Officer
Williams Industries, Incorporated
P.O. Box 1770
Manassas, VA 20108

> **Re:** **Williams Industries, Incorporated**
> **Form 10-K for the Fiscal Year Ended July 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2005**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 000-08190**

Dear Mr. Williams:

We have reviewed your response letter dated February 24, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Prior Comment No. 2

1. We note your response to prior comment no. 2. However, it is not clear to us how you have been judicially released from the debt obligation as stated in paragraph 16(b) of SFAS 140. In this regard, please supplementally provide to us the legal memorandum from your outside counsel to support the legal basis for the discharge of the debt obligation.

Prior Comment No. 5

2. We note your response to prior comment no. 5. However, it appears that you calculated the disclosure threshold based on 10% of the average net operating cash flows of the "quarters ended October 31, 2005 and October 31, 2004," whereas Rule 10-01(a)(4) of Regulation S-X states that the threshold should be those amounts exceeding 10% "of the average of net cash flows from operating activities for the most recent three years." The most recent three years would be the fiscal years ended July 31, 2005, 2004 and 2003, and not the interim periods. In this regard, in future filings, please determine whether you should show the individual components of investing and financing activities based on the rule as stated in Rule 10-01(a)(4).

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief